Exhibit 99.37
PETROFLOW ENERGY LTD.
MATERIAL CHANGE REPORT
(Form 51-102F3)
Name and Address of Company
Petroflow Energy Ltd. (“Petroflow”)
Suite 2700, 500 – 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Date of Material Change
July 20, 2007
News Release
A news release was issued through CNW Group on July 23, 2007.
Summary of Material Change
Petroflow has closed a private placement offering of 4,033,555 common shares at a price of $1.90 per common share for aggregate proceeds of $7,663,755 and a private placement offering of 247,287 common shares at a price of $2.10 per common share for aggregate proceeds of $519,303.
Full Description of Material Change
Petroflow has closed a private placement offering of 4,033,555 common shares at a price of $1.90 per common share for aggregate proceeds of $7,663,755 and a private placement offering of 247,287 common shares at a price of $2.10 per common share for aggregate proceeds of $519,303. The common shares issued under the private placements are subject to a 4 month hold period that expires on November 21, 2007. In connection with the $1.90 private placement, Petroflow paid a 6% cash commission of US$270,150 to Pritchard Capital Partners, LLC and a 6% commission to Macon Resources Ltd. that was paid by the issuance to Macon of 66,850 common shares at $1.90 per common share. On closing of these private placements, Petroflow has 29,241,844 common shares outstanding. The funds will be used primarily in the continuation of Petroflow’s Hunton dewatering resource play in Oklahoma.
Omitted Information
No information has been omitted on the basis that it is confidential information.
Executive Officer
The executive officers of Petroflow who are knowledgeable about the material change set forth in this report are John Melton, President and Chief Executive Officer, who can be reached at (504) 453-2926, or Duncan Moodie, Chief Financial Officer, who can be reached at (403) 539-4320.
Date of Report
July 24, 2007